UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No. ________)*

Scientific Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.05 per share
(Title of Class of Securities)

808757108
(CUSIP Number)

Lyon Polk
                                                                                                                                                                                                                                                                           1585 Broadway, 22nd Floor
                                                                                                                                                                                                                              New York, NY 10036

                                                                                                                                                                                                                                                          (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

June 18, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808757108	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONSI.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lyon Polk
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 222,000 shares of Common Stock and 222,000 shares of Common Stock issuable upon exercise of Warrants
	6.	SHARED VOTING POWER
	7.	SOLE DISPOSITIVE POWER 222,000 shares of Common Stock and 222,000 shares of Common Stock issuable upon exercise of Warrants
	8.	SHARED DISPOSITIVE POWER

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
222,000 shares of Common Stock and 222,000 shares of Common Stock issuable upon exercise of Warrants

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) ☐

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.41%

12 TYPE OF REPORTING PERSON (see instructions)
IN

CUSIP No. 808757108	13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer Scientific Industries, Inc.

(b)	Address of Issuer’s Principal Executive Offices 80 Orville Drive, Suite 102 Bohemia, NY 11716

Item 2.

(a)	Name of Person Filing Lyon Polk

(b)	Address of the Principal Business Office or, if None, Residence 1585 Broadway, 22nd Floor New York, NY 10036

(c)	Citizenship
United States of America
(d)	Title of Class of Securities Common Stock, par value $0.05 per share

(e)	CUSIP Number 808757108

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No. 808757108	13G	Page 4 of 6 Pages

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 222,000 shares of Common Stock and 222,000 shares of Common Stock issuable upon exercise of Warrants

(b) Percent of class: 14.41%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote of: 222,000 shares of Common Stock and 222,000 shares of Common Stock issuable upon exercise of Warrants
(ii) Shared power to vote or to direct the vote of:
(iii) Sole power to dispose or to direct the disposition of: 222,000 shares of Common Stock and 222,000 shares of Common Stock issuable upon exercise of Warrants
(iv) Shared power to dispose or to direct the disposition of:

The percentage set forth in the preceding paragraph and in Row 11 of the cover page for each reporting person is based on 1,509,413 shares of Common Stock outstanding as of June 17, 2020, plus an additional 1,349,850 shares of Common Stock issued in the Issuer’s recently completed private placement and assumes the exercise of the Warrants beneficially owned by the reporting person.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

CUSIP No. 808757108	13G	Page 5 of 6 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.  Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not Applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 808757108	13G	Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 26, 2020 Date

By: /s/ Lyon Polk Signature